Exhibit 99.2

Management’s discussion and analysis of the financial condition and results of operations of Pop Culture Group Co., Ltd (the “Company,” “we,” “our,” or “us”) for six months ended December 31, 2023 is set forth below:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this filing. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion contains forward-looking statements. All statements contained in this discussion other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

OVERVIEW

We conduct our business in mainland China through the PRC operating entities. With hip-hop culture at their core and the younger generation as their primary target audience, the PRC operating entities host entertainment events, operate hip-hop related online programs, and provide event planning and execution services and brand promotion services to corporate clients. They seek to create value for stakeholders in all parts of the hip-hop ecosystem, from fans to artists, corporate clients, and sponsors.

The PRC operating entities have in recent years focused on developing and hosting their own hip-hop events. The PRC operating entities own an extensive portfolio of intellectual property rights related to hip-hop events, including a stage play, three dance competitions or events, two cultural and musical festivals, and two promotional parties that feature live hip-hop performances in karaoke bars or amusement parks to promote hip-hop culture, and they cooperate with music companies and artists to host various concerts in mainland China; starting from March 2020, the PRC operating entities have been developing and operating hip-hop related online programs (collectively, “Event Hosting”). The PRC operating entities’ concerts and hip-hop events generated an aggregate attendance of 285,000 and 209,000 during the six months ended December 31, 2023 and 2022, respectively, and their online hip-hop programs generated over 158 million and 592 million views during the six months ended December 31, 2023 and 2022, respectively. The PRC operating entities generate revenue from their Event Hosting business by providing sponsorship packages to advertisers in exchange for sponsorship fees and by selling tickets for those concerts.

The PRC operating entities help corporate clients with the design, logistics, and layout of events, coordinate and supervise the actual event set-up and implementation, and generate revenue through service fees (“Event Planning and Execution”). Their services feature significant hip-hop elements and cover each aspect of corporate and marketing events, including communication, planning, design, production, reception, execution, and analysis. During the six months ended December 31, 2023 and 2022, the PRC operating entities served 9 and 23 clients in 13 and 70 events with respect to event planning and execution, respectively. Revenue for event hosting and event planning and execution decreased by 8% and 88% from US$2.18 million and US$3.14 million for the six months ended December 31, 2022 to US$2.01 million and US$0.38 million for the six months ended December 31, 2023, respectively, primarily due to the trend of online promotions and the economic downturn in general in China.

The PRC operating entities provide brand promotion services, such as trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions, to corporate clients for service fees (“Brand Promotion”). Revenue for brand promotion increased by 280% from US$5.56 million for the six months ended December 31, 2022 to US$21.14 million for the six months ended December 31, 2023, primarily attributable to their cooperation with key opinion leaders (“KOLs”) and the trend of increasing in advertisers’ online promotion budgets.

We believe that the main reason corporate clients hire the PRC operating entities to plan and execute events and provide brand promotion services geared towards the younger generation is for their deep understanding of the taste and preferences of this generation (age between 14 to 28).

The PRC operating entities also sell digital collections to individual collectors, provide music recording services to a corporate client and SaaS software services to hip-hop dance training institutions for service fees, and distribute advertisements for corporate customers for service fees (“Other Services”). Other revenue for the six months ended December 31, 2023 was US$0.48 million, which represents an increase of US$0.12 million, or 33%, as compared to that in the six months ended December 31, 2022.

RECENT DEVELOPMENTS

On February 5, 2024, shareholders of the Company held an extraordinary general meeting and approved (1) the increase of the authorized share capital of the Company from US$50,000 divided into 4,400,000 Class A ordinary shares of par value US$0.01 each and 600,000 Class B ordinary shares of par value US$0.01 each, to US$60,000 divided into 5,400,000 Class A ordinary shares of par value US$0.01 each and 600,000 Class B ordinary shares of par value US$0.01 each, and that (2) the re-designation and re-classification of 1,000,000 of its authorized but unissued Class A ordinary shares into Class C ordinary shares such that the Company’s authorized share capital is US$60,000 divided into 4,400,000 Class A ordinary shares of par value US$0.01 each, 600,000 Class B ordinary share of par value US$0.01 each, and 1,000,000 Class C ordinary shares of par value US$0.01 each.

On March 19, 2024, the Company entered into a series of subscription agreements (collectively, the “Subscription Agreements”) with three purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Subscription Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 1,500,000 Class A ordinary shares of the Company, par value $0.01 per share (the “Shelf Takedown Shares”), at a purchase price of $2.86 per share, and for an aggregate purchase price of $4,290,000 (the “Shelf Takedown”). The Shelf Takedown Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-266130), initially filed with the U.S. Securities and Exchange Commission on July 14, 2022 and declared effective on November 18, 2022 (the “F-3 Registration Statement”). A prospectus supplement to the F-3 Registration Statement in connection with this Shelf Takedown was filed with the U.S. Securities and Exchange Commission on March 19, 2024. The Subscription Agreements, the transactions contemplated thereby, and the issuance of the Shelf Takedown Shares were approved by the Company’s board of directors. The closing of the transactions contemplated by the Subscription Agreements took place on March 21, 2024.

On March 26, 2024, shareholders of the Company held an extraordinary general meeting and approved (1) a resolution pursuant to which each holder of Class B ordinary shares shall be entitled to exercise 100 votes for each Class B ordinary share they hold (the “Class B Variation”), and (2) the increase of the authorized share capital of the Company from US$60,000 divided into 4,400,000 Class A ordinary shares of par value US$0.01 each, 600,000 Class B ordinary shares of par value US$0.01 each and 1,000,000 Class C ordinary shares of par value US$0.01 each, to US$760,000 divided into 64,400,000 Class A ordinary shares of par value US$0.01 each, 10,600,000 Class B ordinary shares of par value US$0.01 each and 1,000,000 Class C ordinary shares of par value US$0.01 each (the “Share Capital Increase”).

COVID-19 IMPACT

The COVID-19 pandemic triggered the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

Since the PRC operating entities primarily engage in the businesses of hosting events and providing services related to events, their results of operations and financial condition for the six months ended December 31, 2022 were adversely affected by the spread of COVID-19 as the Chinese government took a number of actions, including encouraging employees of enterprises to work remotely from home and cancelling public activities. In particular, during certain periods or in certain cities, all of the offline events the PRC operating entities expected to host, plan, or execute were suspended because government authorities imposed restrictions on large scale in-person gatherings, resulting in a significant decrease in our revenue generated from event hosting and event planning and execution. The PRC operating entities also suffered a decrease in the marketing business because of the sluggish demand for advertising and marketing activities during the six months ended December 31, 2022. The PRC operating entities also experienced difficulties in collecting accounts receivable during the six months ended December 31, 2022.

Although the pandemic control measures had been lifted, our clients were still adversely affected by the effects of the pandemic during the six months ended December 31, 2023. The COVID-19 pandemic continued to adversely affect our business operations and condition and operating results for the six months ended December 31, 2023, including delays in execution of offline events, material negative impact on total revenue, slower collection of accounts receivable, and additional allowance for doubtful accounts. However, we expect such effects to gradually phase-out in the following years.

KEY FACTORS AFFECTING OUR FINANCIAL PERFORMANCE

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below.

RESULTS OF OPERATIONS

Revenue

Following table presents our revenue by sources and proportion:

	For the Six Months Ended December 31,				Change
	2023	%	2022	%	Amount	%
Event Hosting	$2,007,048	8%	$2,182,778	19%	$(175,730)	(8)%
Event Planning and Execution	377,997	2%	3,143,637	28%	(2,765,640)	(88)%
Brand Promotion	21,140,921	88%	5,566,143	50%	15,574,778	280%
Other Services	482,497	2%	363,213	3%	119,284	33%
Total revenue	$24,008,463	100%	$11,255,771	100%	$12,752,692	113%

Total revenue for the six months ended December 31, 2023 was US$24.0 million, representing an increase of US$12.75 million, or 113%, compared to the same period in the prior year.

Revenue for event hosting and event planning and execution decreased by 8% and 88% from US$2.18 million and US$3.14 million for the six months ended December 31, 2022 to US$2.01 million and US$0.38 million for the six months ended December 31, 2023, respectively, primarily due to the trend of online promotions and the economic downturn in general in China. As a result of the trends, more and more of our clients cut down their offline events budgets, which resulted in the decrease of the demand on event planning and execution.

Revenue for brand promotion increased by 280% from US$5.56 million for the six months ended December 31, 2022 to US$21.14 million for the six months ended December 31, 2023, primarily attributable to following reasons: (i) we started to cooperate with key opinion leaders (“KOLs”) to conduct online promotion business in early 2023, with a combined audience of approximately 71 million followers or viewers through 176 KOLs as of December 31, 2023; and (ii) we also benefited from the trend of increasing in advertisers’ online promotion budgets.

Other revenue for the six months ended December 31, 2023 was US$0.48 million, which represents an increase of US$0.12 million, or 33%, as compared to that in the six months ended December 31, 2022. Other revenue includes software development services and digital collection sales. The increase mainly represents additional software development services revenue incurred during the six months ended December 31, 2023, as this business became more mature after a growing stage during the first few years.

Cost of Revenue

The cost of revenue for the six months ended December 31, 2023 increased by 63% to US$22.23 million from US$13.63 million of the previous period.

Cost of Event Hosting Revenue

Cost of event hosting revenue decreased by 71% from US$6.12 million for the six months ended December 31, 2022 to US$1.77 million for the six months ended December 31, 2023, which was due to the decrease in the revenue for event hosting, and higher investment in the promotion and implementation in the segment during the six months ended December 31, 2022 to maintain a high level of scale and quality of its intellectual property.

Cost of Event Planning and Execution Revenue

Cost of event planning and execution revenue decreased by 92% from US$2.64 million for the six months ended December 31, 2022 to US$0.21 million for the six months ended December 31, 2023, which was generally in line with the decrease in the revenue for event planning and execution.

Cost of Brand Promotion Revenue

Cost of brand promotion revenue increased by 318% from US$4.74 million for the six months ended December 31, 2022 to US$19.83 million for the six months ended December 31, 2023, which was in line with the growth in the revenue for brand promotion.

Cost of other services

Cost of other services revenue increased by 279% from US$0.11 million for the six months ended December 31, 2022 to US$0.43 million for the six months ended December 31, 2023, which was resulted from the growth in the revenue for other services.

The cost of revenue was derived from the following sources:

	For the Six Months Ended December 31,				Change
	2023	%	2022	%	Amount	%
Event Hosting	$1,765,613	8%	$6,124,146	45%	$(4,358,533)	(71)%
Event Planning and Execution	206,420	1%	2,644,865	19%	(2,438,445)	(92)%
Brand Promotion	19,825,672	89%	4,744,569	35%	15,081,103	318%
Other Services	430,344	2%	113,623	1%	316,721	279%
Total Cost of revenue	$22,228,049	100%	$13,627,203	100%	$8,600,846	63%

Gross Profit and Gross Margin

Gross profit increased by US$4.18 million from negative US$2.34 million in the six months ended December 31, 2022 to positive US$1.78 million in the six months ended 2023. Gross margin was positive 12% in the six months ended December 31, 2023 compared to negative 21% in the six months ended December 31, 2022. The negative margin during the six months ended December 31, 2022 primarily resulted from the negative margin in the segment of event hosting. During the six months ended December 31, 2023, brand promotion contributed 74% of the total gross profit, which mainly resulted from the 88% revenue contribution of this segment. However, the gross margin of this segment decreased to 6% during the six months ended December 31, 2023, from 15% for the previous period. The decrease was mainly due to the Company’s intention to lower the service price to expand this segment to adapt to the industry trend of increased online promotion.

The following table displays the gross profit (loss):

	For the Six Months Ended December 31,						Change
	2023	%	Gross Margin	2022	%	Gross Margin	Amount	%
Event Hosting	$241,435	14%	12%	$(3,941,368)	167%	(181)%	$4,182,803	(106)%
Event Planning and Execution	171,577	10%	45%	498,772	(21)%	16%	(327,195)	(66)%
Brand Promotion	1,315,249	74%	6%	821,574	(35)%	15%	493,675	60%
Other services	52,153	3%	11%	249,590	(11)%	69%	(197,437)	(79)%
Total gross profit (loss)	$1,780,414	100%	12%	$(2,371,432)	100%	(21)%	$4,151,846	(175)%

Operating Expenses

Total operating expenses for the six months ended December 31, 2023 decreased by 26% to US$2.25 million from US$2.25 million for the six months ended December 31, 2022. Operating expenses as a percentage of total revenue increased to 20.0% from 15.1% in the same period of last fiscal year.

The following table shows the breakdown of our operating expenses:

	For the Six Months Ended December 31,				Change
	2023	%	2022	%	Amount	%
Selling and marketing expenses	$236,900	6%	$448,371	20%	$(211,471)	(47)%
General and administrative expenses	3,934,301	94%	1,800,312	80%	2,133,989	119%
Total operating expenses	$4,171,201	100%	$2,248,683	100%	$1,922,518	85%

●	Selling and marketing expenses for the six months ended December 31, 2023 were US$0.24 million, representing a decrease of 47% year-over-year from US$0.45 million in the same period of last fiscal year. This decrease was primarily due to the Company having laid-off some employees of the department responsible for event planning and execution to adapt to the reduced demand in this segment (see “Results of Operations—Revenues”) during the six months ended December 31, 2023. The lay-offs directly resulted in a decrease in selling and marketing expenses of $0.25 million.

●	General and administrative expenses for the six months ended December 31, 2023 were US$3.93 million, representing an increase of 119% year-over-year from US$1.80 million in the previous period. The increase was mainly due to following reasons: (i) expenses for bad debt allowance increased by $1.1 million, resulting from our inability to collect more receivables as a result of the reduction in demand in event planning and execution industry; and (ii) additional research and development expenses incurred for online promotion and web3.0 related products.

Operating Loss for the Period

Operating loss was US$2.39 million in the six months ended December 31, 2023, compared to US$4.65 million in the same period of 2022.

Income Tax Expenses

Income tax expenses amounted to US$144,708 and US$176,028 for the six months ended December 31, 2023 and 2022, respectively. The decrease resulted from the decreased taxable income.

Net Loss for the Period

Net loss attributable to the Company’s equity holders for the six months ended December 31, 2023 was US$2.37 million, compared to a net loss of US$4.71 million in the same period of 2022.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2023, the combined balance of the Company’s cash, cash equivalents, term deposits, and short-term investments amounted to US$3.11 million, compared to US$3.63 million as of June 30, 2023.

Our principal sources of liquidity are cash and cash equivalents and cash flows generated from our operations. As of December 31, 2023, we had cash and cash equivalents of approximately US$1.69 million. Of that amount, US$1.48 million was held in financial institutions inside Mainland China and US$0.21 million was held in financial institutions outside of Mainland China. The Company is actively applying for new bank credit and expects to obtain a new credit line of not less than RMB8 million (approximately $1.1 million) in 2024. We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments, and capital expenditures for at least the next 12 months. We may, however, require additional cash resources due to changes in business conditions and other future developments, or changes in general economic conditions.

Cash Generating Ability

Our cash flows are summarized below:

	For the Six Months Ended December 31,	For the Six Months Ended December 31,
	2023	2022
Net cash used in operating activities	(586,093)	(5,787,201)
Net cash used in investing activities	(552,605)	(7,457,178)
Net cash provided by financing activities	110,067	796,554
Effect of exchange rates on cash	(34,666)	(789,060)

Net Cash Used in Operating Activities

Net cash used in operating activities was US$0.59 million for the six months ended December 31, 2023, compared to net cash used in operating activities of US$5.8 million for the same period of 2022.

Net Cash Used in Investing Activities

The net cash used in investing activities was US$0.55 million for the six months ended December 31, 2023, representing a decrease of US$7.91 million as compared to $7.46 in the same period of 2022. The cash used in investing activities for the six months ended December 31, 2023 mainly represented the cash outflows for short-term investment of $0.5 million.

Net Cash Provided by Financing Activities

The net cash provided by financing activities was US$0.11 million for the six months ended December 31, 2023, a decrease of US$0.69 million, as compared to US$0.80 million in the six months ended December 31, 2022. The cash provided by financing activities for the six months ended December 31, 2023 mainly represented the cash proceeds from short-term bank loans of $0.12 million.

EXCHANGE RATE

This report contains translations of certain RMB, the legal currency in mainland China, amounts into U.S. dollars (“USD,” “US$,” or “$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 31, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2023, there were no off-balance sheet arrangements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In U.S. dollars, except the number of shares)

	As of December 31	As of June 30
	2023	2023
ASSETS
CURRENT ASSETS:
Cash	$1,688,012	$2,751,309
Short-Term Investment	1,421,657	885,824
Accounts receivable, net	20,115,150	19,642,337
Advance to suppliers	11,619,485	8,864,972
Due from related parties	-	13,280
Prepaid expenses and other current assets	133,738	95,992
TOTAL CURRENT ASSETS	34,978,042	32,253,714
Property and equipment, net	506,603	844,614
Intangible assets, net	115,025	119,519
Operating right-of-use asset	61,910	84,892
Prepaid Taxes	628,309	621,990
Deferred tax assets	10,819	-
Other non-current assets	4,890,344	5,120,599
TOTAL ASSETS	$41,191,052	$39,045,328

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$4,183,158	$3,971,702
Long-term bank loans - current portion	415,499	1,158,413
Accounts payable	5,556,663	2,697,089
Deferred revenue	1,746,025	393,003
Taxes payable	4,327,585	4,327,182
Accrued liabilities and other payables	234,698	215,042
Operating lease liability - current	64,884	65,115
TOTAL CURRENT LIABILITIES	16,528,512	12,827,546
Long-term bank loans - non-current	739,447	-
Operating lease liability - non-current	13,351	39,634
TOTAL LIABILITIES	17,281,310	12,867,180

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary Shares (par value $0.01 per share; 4,400,000 Class A Ordinary Shares authorized as of December 31, 2023 and June 30, 2023; 1,862,733 and 1,828,692 Class A Ordinary Shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively; 600,000 Class B Ordinary Shares authorized, 576,308 Class B Ordinary Shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively; 1,000,000 Class C Ordinary Shares authorized, nil Class C Ordinary Shares issued and outstanding as of December 31, 2023 and June 30, 2023)*	24,390	24,050
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	40,173,920	40,174,260
Statutory reserve	1,537,228	1,537,228
Retained earnings	(15,705,178)	(13,339,929)
Accumulated other comprehensive (loss) income	(1,411,004)	(1,644,872)
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	24,603,915	26,735,296
Non-controlling interests	(694,173)	(557,148)
TOTAL SHAREHOLDERS’ EQUITY	23,909,742	26,178,148
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$41,191,052	$39,045,328

*	Share and per share data are presented on a retroactive basis to reflect the reverse stock split as disclosed in footnote #13.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except the number of shares)

(UNAUDITED)

	For the Six Months Ended December 31,
	2023	2022
REVENUE, NET	$24,008,463	$11,255,771
Cost of revenue	22,228,049	13,627,203
GROSS PROFIT (LOSS)	1,780,414	(2,371,432)

Selling and marketing	236,900	448,371
General and administrative	3,934,301	1,800,312
Total operating expenses	4,171,201	2,248,683

LOSS FROM OPERATIONS	(2,390,787)	(4,620,115)

Other (expenses) income:
Interest expenses, net	(105,442)	(222,208)
Other (expenses) income, net	123,418	189,181
Total other income (expenses), net	17,976	(33,027)

LOSS BEFORE INCOME TAX PROVISION	(2,372,811)	(4,653,142)

PROVISION FOR INCOME TAXES	144,708	176,028

NET LOSS	(2,517,519)	(4,829,170)
Less: net loss attributable to non-controlling interests	(152,270)	(114,789)
NET LOSS ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	(2,365,249)	(4,714,381)

Other comprehensive (loss) income:
Foreign currency translation adjustment	249,113	(875,608)
COMPREHENSIVE LOSS	(2,268,406)	(5,704,778)
Less: comprehensive loss attributable to non-controlling interest	(137,025)	(97,189)
COMPREHENSIVE LOSS ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$(2,131,381)	$(5,607,589)

Net income per share
Basic and diluted *	$(0.98)	$(2.01)

Weighted average shares used in calculating net income per share *
Basic and diluted	2,439,041	2,405,000

*	Share and per share data are presented on a retroactive basis to reflect the reverse stock split as disclosed in footnote #13.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except the number of shares)

(UNAUDITED)

	Ordinary shares		Subscription	Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total Pop Culture Group Co., Ltd’s Shareholders’	Non- Controlling	Total shareholders’
	Shares *	Amount	receivable	capital	earnings	reserve	(loss) income	Equity	Interests	Equity
Balance as of June 30, 2022	2,405,000	$24,050	$(15,441)	$40,158,643	$11,028,345	$1,499,369	$69,019	$52,763,985	$8,367	$52,772,352
Capital contribution from shareholders	-	-	-	-	-	-	-	-	338,132	338,132
Acquisition of Non-controlling interests	-	-	-	15,617	-	-	-	15,617	(15,617)	-
Net income for the period	-	-	-	-	(24,330,415)	-	-	(24,330,415)	(927,281)	(25,257,696)
Appropriation of statutory reserve	-	-	-	-	(37,859)	37,859	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	-	(1,713,891)	(1,713,891)	39,251	(1,674,640)
Balance June 30, 2023	$2,405,000	$24,050	$(15,441)	$40,174,260	$(13,339,929)	$1,537,228	$(1,644,872)	$26,735,296	$(557,148)	$26,178,148
Capital contribution from shareholders	-	-	-	-	-	-	-	-	-	-
Fractional shares on reverse stock split	34,041	340	-	(340)	-	-	-	-	-	-
Net income for the period	-	-	-	-	(2,365,249)	-	-	(2,365,249)	(152,270)	(2,517,519)
Appropriation of statutory reserve	-	-	-	-	-	-	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	-	233,868	233,868	15,245	249,113
Balance Dec 31, 2023	2,439,041	24,390	(15,441)	40,173,920	(15,705,178)	1,537,228	(1,411,004)	24,603,915	(694,173)	23,909,742

*	Share and per share data are presented on a retroactive basis to reflect the reverse stock split as disclosed in footnote #13.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

(UNAUDITED)

	For the Six Months Ended December 31
	2023	2022
Cash flows from operating activities:
Net Loss	$(2,517,519)	$(4,829,170)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	1,386,885	290,151
Depreciation and amortization	373,068	375,010
Amortization of operating lease right-of-use assets	24,330	91,984
Deferred tax benefit	(10,617)	(72,538)
Changes in assets and liabilities:
Accounts receivable	(1,439,834)	99,751
Advance to suppliers	(2,572,054)	(1,518,385)
Deferred COGS	-	(319,884)
Amounts due from related parties	-	(1,369,415)
Prepaid expenses and other current assets	(35,407)	(541,764)
Long-term deferred expenses	-	(19,264)
Other non-current assets	231,483	(573)
Accounts payable	2,749,836	1,238,772
Deferred revenue	1,319,581	715,885
Taxes payable	(83,343)	197,279
Accrued liabilities and other payables	15,710	72,710
Due to a related party	-	(128,679)
Operating lease liability	(28,212)	(69,071)
Net cash used in operating activities	(586,093)	(5,787,201)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(16,771)	(1,467,243)
Purchase of intangible assets	-	(105,000)
deposits for long-term assets	-	(3,747,384)
Investment (redemption) of long-term investment	-	566,318
Investment (redemption) of short-term investment	(535,834)	(2,703,869)
Net cash used in investing activities	(552,605)	(7,457,178)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	124,400	2,149,339
Repayments of short-term bank loans	-	(1,490,208)
Proceeds from long-term bank loans	-	-
Repayments of long-term bank loans	(27,644)	(171,947)
Contribution from shareholders	-	309,370
Repayments of related party loan	13,311	-
Net cash provided by financing activities	110,067	796,554

Effect of exchange rate changes	(34,666)	(789,060)

Net decrease in cash	(1,063,297)	(13,236,885)
Cash at beginning of year	2,751,309	14,396,032
Cash at end of year	$1,688,012	$1,159,147

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$52,789	$294,894
Interest expense paid	$108,853	$114,685

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Xiamen Pop Culture Co., Ltd (“Pop Culture”) was incorporated in Xiamen, China on March 29, 2007 under the laws of the People’s Republic of China (the “PRC” or “China”). Pop Culture hosts entertainment events and provides event planning and execution services and brand promotion services to corporate clients.

Pop Culture has seven wholly-owned subsidiaries in the PRC as follows:

●	Shanghai Pupu Sibo Sports Technology Development Co., Ltd. (“Pupu Sibo,” formerly known as “Shanghai Pudu Culture Communications Co., Ltd.”), a company incorporated on March 30, 2017 in Shanghai, China;

●	Xiamen Pop Network Technology Co., Ltd. (“Pop Network”), a company incorporated on June 6, 2017 in Xiamen, China;

●	Guangzhou Shuzhi Culture Communication Co., Ltd (“Guangzhou Shuzhi,” formerly known as “Zhongjing Pop (Guangzhou) Culture Media Co., Ltd.”), a company incorporated on December 19, 2018 in Guangzhou, China;

●	Shenzhen Pop Digital Industry Development Co., Ltd. (“Shenzhen Pop,” formerly known as “Shenzhen Pop Culture Co., Ltd.”), a company incorporated on January 17, 2020 in Shenzhen, China;

●	Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”), a company incorporated on April 14, 2022 in Beijing, China;

●	Xiamen Pupu Digital Technology Co., Ltd. (“Pupu Digital”), a company incorporated on June 20, 2022 in Xiamen, China; and

●	Xiamen Pop Shuzhi Culture Communication Co., Ltd. (“Xiamen Shuzhi”), a company incorporated on May 16, 2022 in Xiamen, China.

Pop Culture also indirectly held a 56 % equity interest in Shenzhen Jam Box Technology Co., Ltd. (“Shenzhen Jam Box”), a joint venture incorporated on November 18, 2021 in Shenzhen, China. In January 2024, Pop Culture sold out a 36%  equity interest in Shenzhen Jam Box and became a 20% equity shareholder of Shenzhen Jam Box. Wanquan Yi, the legal representative and executive director of Shenzhen Pop Digital Industry Development Co., Ltd., Shenzhen HipHopJust Information Technology Co., Ltd., and Zhaowei Wu, two unrelated third parties, collectively hold 80% of the equity interests in Shenzhen Jam Box.

Pop Culture indirectly holds a 51% controlling interest in Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd. (“Zhongpu Shuyuan”), a joint venture incorporated on March 30, 2022 in Xiamen, China, while three unrelated parties own the remaining 49% interests.

Reorganization

On January 3, 2020, Pop Culture Group Co., Ltd (“Pop Group” or the “Company”) was incorporated as an exempted company with limited liability under the laws of the Cayman Islands.

On January 20, 2020, Pop Culture (HK) Holding Limited (“Pop HK”) was established as a wholly-owned subsidiary of Pop Group formed in accordance with laws and regulations of Hong Kong. Pop HK is a holding company and holds all the equity interests of Heliheng Culture Co., Ltd. (“WFOE”), which was established in the PRC on March 13, 2020.

On March 30, 2020, WFOE entered into a series of agreements with Pop Culture and the shareholders of Pop Culture who collectively held 93.55% of the shares in Pop Culture, including an Exclusive Services Agreement, an Exclusive Option Agreement, a Share Pledge Agreement, Powers of Attorney, and Spousal Consents (collectively the “VIE Agreements”). All the above contractual arrangements obligate WFOE to absorb a majority of the risk of loss from business activities of Pop Culture and entitle WFOE to receive a majority of its residual returns. In essence, WFOE has gained effective control over Pop Culture. Therefore, the Company believes that Pop Culture should be considered as a variable interest entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

Between February and May 2020, the Company and its shareholders undertook a series of corporation actions, including share issuances in February 2020, re-designation of ordinary shares of the Company, par value $0.001 per share (“Ordinary Shares”), into Class A and Class B Ordinary Shares in April 2020, and share issuances and transfers in May 2020. See “Note 13—Ordinary Shares.”

The above-mentioned transactions, including the incorporation of Pop Group, Pop HK, and WFOE, the entry into the VIE Agreements, the share issuances, share re-designation, and share transfers, were considered a reorganization of the Company (the “Reorganization”). After the Reorganization, Pop Group ultimately owns 100% equity interests of Pop HK and WFOE, which further has effective control over the operating entities, Pop Culture, and its subsidiaries through the VIE Agreements.

In accordance with ASC 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controls all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries and VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years shall also be retrospectively adjusted to furnish comparative information.

Acquisition of non-controlling interest in VIE

On February 9, 2021, the Company issued 1,065,089 Class A Ordinary Shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture. See “Note 13—Ordinary Shares.” On February 19, 2021, the VIE Agreements were amended and restated, through which WFOE gained 100% control over Pop Culture. WFOE is obliged to absorb all risk of loss from business activities of Pop Culture and is entitled to receive all its residual returns. Upon the above transactions, the Company consummated the acquisition of non-controlling interests in Pop Culture, and Pop Culture does not have any non-controlling interests anymore.

The consolidated financial statements of the Company included the following entities (subsequent changes on equity holding of the entities were not included below):

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
The Company	January 3, 2020	Cayman Islands	100%	Parent Holding
Wholly owned subsidiaries
Pop HK	January 20, 2020	Hong Kong	100%	Investment holding
WFOE	March 13, 2020	PRC	100%	WFOE, consultancy and information technology support
Pop Culture Global Operations Inc.	December 3, 2021	California	100%	Overseas hip-hop resource integration and business development
Xiamen Pop Investment Co., Ltd. (“Pop Investment”)	January 25, 2022	PRC	60% owned by Heliheng; 40% owned by the VIE	Cross-border funds management
Fujian Pupu Shuzhi Sports Industry Development Co., Ltd. (“Shuzhi Sports”)	July 21, 2022	PRC	100%	Holding sports performance activities
VIE
Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution, and hosting
VIE’s subsidiaries
Pupu Sibo	March 30, 2017	PRC	100% owned by VIE	Event planning and execution
Pop Network	June 6, 2017	PRC	100% owned by VIE	Marketing
Guangzhou Shuzhi	December 19, 2018	PRC	100% owned by VIE	Event planning and execution
Shenzhen Pop	January 17, 2020	PRC	100% owned by VIE	Event planning and execution
Pupu Digital	June 20, 2022	PRC	100% owned by the VIE	Acting broker and self-branding development
Zhongpu Shuyuan	March 30, 2022	PRC	51% owned by the VIE	Digital collection and Metaverse
Shenzhen Jam box Technology Co., Ltd.	November 18, 2020	PRC	56% owned by VIE	Event planning and execution
Xiamen Pop Shuzhi Culture Communication Co., Ltd. (“Xiamen Shuzhi”)	May 16, 2022	PRC	100% owned by the VIE	Online and offline advertising marketing and exhibitions
Hualiu Digital	April 14, 2022	PRC	100% owned by the VIE	Digital Entertainment

Risks in relation to the VIE structure

The Company believes that the VIE Agreements are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Agreements. If the legal structure and the VIE Agreements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and its VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and its VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and its VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and its VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after the elimination of intercompany transactions:

	As of December 31,	As of June 30,
	2023	2023

Total assets	$31,026,866	$16,775,802
Total liabilities	$27,308,942	$12,336,610

	For the Six Months Ended, December 31,
	2023	2022
Total revenue	$24,008,463	$8,727,933
Net loss	$(648,451)	$(4,118,522)

Net cash (used in) provided by operating activities	$(1,294,161)	$2,063,270
Net cash used in investing activities	$(16,771)	$(4,753,309)
Net cash provided by financing activities	$2,037,165	$796,554

The Company believes that there are no assets in Pop Culture that can be used only to settle specific obligations of Pop Culture except for the registered capital of Pop Culture and non-distributable statutory reserves. As Pop Culture is incorporated as a limited liability company under the PRC Company Law, creditors of Pop Culture do not have recourse to the general credit of the Company for any of the liabilities of Pop Culture. There are no terms in any arrangements, explicitly or implicitly, requiring the Company or its subsidiaries to provide financial support to Pop Culture. However, if Pop Culture were ever to need financial support, the Company may, at its discretion and subject to statutory limits and restrictions, provide financial support to Pop Culture through loans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE, and subsidiaries of its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment and intangible asset, impairment of long-lived assets, deferred cost, and valuation for deferred tax assets. Actual results could differ from those estimates.

Recent accounting pronouncements

Recently issued Accounting Standards Updates (“ASUs”) by the FASB are not expected to have a significant impact on the Company’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

3. ACCOUNTS RECEIVABLE, NET

As of December 31, 2023 and June 30, 2023, accounts receivable consisted of the following:

	As of December 31,	As of June 30,
	2023	2023
Accounts receivable - gross	$25,979,344	$24,000,374
Allowance for doubtful accounts	(5,864,194)	(4,358,037)
Accounts receivable, net	$20,115,150	$19,642,337

The Company recorded bad debt expenses of $1,386,885 and $290,138 for the six months ended December 31, 2023 and 2022, respectively.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2023 and June 30, 2023, prepaid expenses and other current assets consisted of the following:

	As of December 31,	As of June 30,
	2023	2023
Deferred costs (1)	$738	$683
Other receivables	147,085	109,100
	147,823	109,783
Allowance for doubtful accounts (2)	(14,085)	(13,791)
	$133,738	$95,992

(1)	Deferred costs represent the costs incurred to fulfill a contract with a customer which relates directly to a contract that the Company can specifically identify, generate, or enhance resources of the Company that will be used in satisfying performance obligations in the future as well as are expected to be recovered.

(2)	The Company recorded bad debt expenses of $nil and $13 for other receivables for the six months ended December 31, 2023 and 2022, respectively.

5. PROPERTY AND EQUIPMENT

As of December 31, 2023 and June 30, 2023, property and equipment consisted of the following:

	As of December 31,	As of June 30,
	2023	2023
Leasehold improvement	$960,232	$939,825
Building	466,488	456,748
Office equipment	134,497	115,314
	1,561,217	1,511,887
Less: accumulated depreciation	(1,054,614)	(667,273)
	$506,603	$844,614

Depreciation expenses were $366,157 and $46,195 for the six months ended December 31, 2023 and 2022, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2023 and June 30, 2023, intangible assets consisted of the following:

	As of December 31,	As of June 30,
	2023	2023
Copyright licenses	$2,005,550	$1,963,676
SaaS	140,847	137,906
	2,146,397	2,101,582
Less: accumulated amortization	(945,033)	(918,405)
Less: impairment for production copyright	(1,086,339)	(1,063,658)
	$115,025	$119,519

Acquired intangible assets are recognized based on their cost to the Company, which generally includes the transaction costs of the asset acquisition. These assets are amortized over their useful lives if the assets are deemed to have a finite life and they are reviewed for impairment by testing for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The fair value of an intangible asset is the amount that would be determined if the entity used the assumptions that market participants would use if they were pricing the intangible asset. The useful life of the Company’s intangible assets is 10 years, which is determined by using the time period that an intangible is estimated to contribute directly or indirectly to the Company’s future cash flows.

Currently the MOVE IT project organized by the PRC operating entities, the first street dance stage play in China, is losing money; the carrying value of the amortizable intangible asset could not be recovered due to the poor financial performance, including declining customer numbers. The Company recognized a $1.0 million impairment loss for the production copyright.

For the six months ended December 31, 2023 and 2022, amortization expenses amounted to $6,911 and $146,055, respectively.

The following is a schedule, by fiscal year, of the amortization amount of intangible assets as of December 31, 2023:

By December 31, 2024	$14,085
By December 31, 2025	14,085
By December 31, 2026	14,085
By December 31, 2027	14,085
By December 31, 2028	14,085
Thereafter	44,600
Total	$115,025

7. ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2023 and June 30, 2023, accrued liabilities and other payables consisted of the following:

	As of December 31,	As of June 30,
	2023	2023
Payroll payables	$136,964	$92,856
Other payables	97,734	122,186
	$234,698	$215,042

8. TAXES PAYABLE

As of December 31, 2023 and June 30, 2023, taxes payable consisted of the following:

	As of December 31,	As of June 30,
	2023	2023
Corporate income tax	$3,636,001	$3,495,646
Value-added tax (“VAT”)	641,095	828,488
Related surcharges on VAT payable	7,821	108
IIT	8,977	702
Other tax	33,691	2,238
	$4,327,585	$4,327,182

9. BANK LOANS

Bank loans represent the amounts due to various banks. As of December 31, 2023 and June 30, 2023, short-term and long-term bank loans consisted of the following:

Summary of short-term bank loans

	Annual Interest		As of December 31,	As of June 30,
	Rate	Maturities	2023	2023
Short-term loans:
Bank of China Ltd. (3)	4.25%	May 18, 2024	$943,675	$979,135
Industrial Bank Co., Ltd.	4.80%	December 7, 2023	-	1,379,063
China Merchants Bank (4)	4.93%	March 29, 2024	-	372,347
Xiamen Bank (1)	4%	June 25,2024	563,388	551,625
Industrial and Commercial Bank (5)	3.65%	September 23, 2023	-	689,532
Industrial and Commercial Bank of China (3)	3.65%	August 30, 2024	704,235	-
Xiamen International Bank (1)	4.50%	October 8, 2024	845,083	-
Industrial Bank Co., Ltd.	4.80%	December 26, 2024	1,126,777	-
Total			$4,183,158	$3,971,702
Current portion of long-term loans:
Bank of China Ltd. (3)	3.80%	November 26, 2023	$-	$330,975
Bank of China Ltd. (3)	4.15%	December 29, 2023	-	772,275
Bank of China Ltd. (3)	5.10%	April 15, 2024	169,017	55,163
Bank of China Ltd. (3) (6)	4.35%	December 3, 2026	246,482	-
Total			$415,499	$1,158,413
			$4,598,657	$5,130,115

Summary of long-term bank loans

	Annual Interest		As of December 31,	As of June 30,
	Rate	Maturities	2023	2023
Non-current portion of long-term loans:
Bank of China Ltd. (3) (6)	4.35%	December 3, 2026	$739,447	$-
Total			$739,447	$-

The weighted average interest rate on short-term bank loans outstanding as of December 31, 2023 and June 30, 2023 was 4.31% and 4.53%, respectively. The effective interest rate for bank loans was approximately 4.23% and 4.74% for the six months ended December 31, 2023 and 2022, respectively.

(1)	Loans from Xiamen Bank and Xiamen International Bank were personally guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, and his spouse.

(2)	On February 4, 2021, Pop Culture entered into a factoring agreement with Industrial Bank Co., Ltd. and received a total of RMB10,000,000 (equivalent to $1,548,491) on February 4, 2021 by factoring the receivables due from customers of RMB13,000,000 (equivalent to $2,013,038), for which Industrial Bank Co., Ltd. had the right of recourse to Pop Culture. The factoring was guaranteed by Mr. Zhuoqin Huang, the chief executive office of the Company. Subsequently, the loans from Industrial Bank Co., Ltd were repaid on September 17, 2021 with the collections of receivables due from customers.

(3)	Loans from Bank of China were jointly guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company and Pop Culture.

(4)	The loan was guaranteed by Mr. Zhuoqin Huang.

(5)	The loan was guaranteed by Pop Culture.

(6)	The loan with principal of RMB7,000,000 (equivalent to $985,929) will be repaid in 20 installments at RMB350,000 (approximately $49,296) of each instalment till December 20, 2026.

10. RELATED PARTY TRANSACTIONS

Amount due from a related party

Name of Related Party	Relationship	Nature	Repayment terms	December 31, 2023	June 30, 2023
Weiyi Lin	Director of the Company	Account receivables	Repayment in demand	$-	$13,280
				$-	$13,280

Related party transaction

During the six months ended December 31, 2023, Mr. Zhuoqin Huang, CEO of the Company guaranteed the long-term bank loan of $985,929 for the Company.

11. INCOME TAXES

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

PRC

Generally, WFOE, Pop Investment, Shuzhi Sports, Pop Culture, Pupu Sibo, Pop Network, Guangzhou Shuzhi, Shenzhen Pop, Shenzhen Jam Box, Hualiu Digital, Zhongpu Shuyuan, Xiamen Shuzhi, and Pupu Digital, which were incorporated in PRC, are subject to enterprise income tax on their taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation 2019 No. 13, which was effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference, including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million. In 2021, the preferential tax rate was reduced by half. During the six months ended December 31, 2023, Pop Network qualified as a small-scale and low-profit enterprise.

i) The components of the income tax provision are as follows:

	For the Six Months Ended December 31,
	2023	2022
Current income tax provision	$155,325	$193,212
Deferred income tax benefit	(10,617)	(17,184)
Total	$144,708	$176,028

The following table reconciles the statutory rate to the Company’s effective tax rate for the six months ended December 31, 2023 and 2022:

	For the Six Months Ended December 31,
	2023	2022
China Statutory income tax rate	25.00%	25.00%
Temporary difference	25.73%	-%
Permanent difference	(0.37)%	(0.18)%
Effect of different tax jurisdiction	(14.75)%	-%
Effect of favorable tax rates on small-scale and low-profit entities	0.43%	(0.31)%
Valuation allowance	(42.13)%	(28.30)%
Effective tax rate	(6.09)%	(3.79)%

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that gives rise to deferred tax assets as of December 31, 2023 and June 30, 2023 was as follows:

	As of December 31,	As of June 30,
	2023	2023

Deferred tax assets:
Net operating loss carry forwards	$2,598,013	$3,266,711
Allowance for doubtful accounts	1,506,510	1,092,957
Total deferred tax assets	4,104,523	4,359,668
Valuation allowance	(4,093,704)	(4,359,668)
Total deferred tax assets, net	$10,819	$-

12. LEASE

Supplemental balance sheet information related to the operating lease was as follows:

	As of December 31,	As of June 30,
	2023	2023
Right-of-use assets	$61,910	$84,892

Operating lease liabilities - current	$64,884	$65,115
Operating lease liabilities - non-current	13,351	39,634
Total operating lease liabilities	$78,235	$104,749

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2023 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	1.17
Weighted average discount rate	6.92%

During the six months ended December 31, 2023 and 2022, the Company incurred total operating lease expenses of $43,390 and $91,984, respectively.

As of December 31, 2023, the future minimum rent payable under the non-cancellable operating lease for fiscal years ended December 31 were:

2024	$68,162
2025	13,468
Total lease payments	81,630
Less: imputed interest	(3,395)
Present value of lease liabilities	$78,235

13. ORDINARY SHARES

On February 9, 2021, the Company issued 106,509 Class A Ordinary Shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture, which resulted in Pop Culture becoming a VIE fully controlled by the Company. The Company has accounted this acquisition of non-controlling interest as an equity transaction with no gain or loss recognized in accordance with ASC 810-10-45.

The subscription receivable presents the receivable for the issuance of Ordinary Shares of the Company and is reported as a deduction of equity. Subscription receivable has no payment terms nor any interest receivable accrual.

On July 2, 2021, the Company closed its initial public offering of 620,000 Class A Ordinary Shares. The Class A Ordinary Shares were priced at $60.0 per share, and the offering was conducted on a firm commitment basis. The Company received an aggregate amount of $34,839,398, representing payment in full to the Company of the purchase price for 620,000 shares in the aggregate amount of $37,200,000 less underwriting discounts and expenses pursuant to the underwriting agreement dated June 30, 2021.

Effective on October 27, 2023, the Company conducted a share consolidation of the Company’s issued and unissued Class A and Class B ordinary shares (the “Share Consolidation”). As a result of the Share Consolidation, each 10 Class A and Class B ordinary shares, par value US$0.001 per share, outstanding were automatically combined and converted into one issued and Outstanding ordinary share, par value US$0.01 per share, without any action on the part of the shareholders. All share numbers and per share amount as mentioned in the financial statements and the disclosure notes have been changed retrospectively to reflect the Share Consolidation.

14. STATUTORY RESERVE

WFOE, Pop Investment, Shuzhi Sports, Pop Culture, Pupu Sibo, Pop Network, Guangzhou Shuzhi, Shenzhen Pop, Shenzhen Jam Box, Hualiu Digital, Zhongpu Shuyuan, Xiamen Shuzhi, and Pupu Digital are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before the distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

For the six months ended December 31, 2023, the Company provided statutory reserve as follows:

Balance - June 30, 2022	1,499,369
Appropriation to statutory reserve	37,859
Balance - June 30, 2023	$1,537,228
Appropriation to statutory reserve	-
Balance — December 31, 2023	$1,537,228

15. RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict WFOE, Pop Culture, and the subsidiaries of Pop Culture from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances, or cash dividends. Relevant PRC statutory laws and regulations permit the payments of dividends by WFOE, Pop Culture, and the subsidiaries of Pop Culture from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of December 31, 2023 and June 30, 2023, the balance of restricted net assets was $16,610,518 and $16,378,052, respectively.

16. SUBSEQUENT EVENTS

On March 19, 2024, the Company entered into a series of subscription agreements (collectively, the “Subscription Agreements”) with three purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Subscription Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 1,500,000 Class A ordinary shares of the Company, par value $0.01 per share (the “Shelf Takedown Shares”), at a purchase price of $2.86 per share, and for an aggregate purchase price of $4,290,000. The Shelf Takedown Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-266130), initially filed with the U.S. Securities and Exchange Commission on July 14, 2022 and declared effective on November 18, 2022. The transaction closed on March 21, 2024.

An extraordinary general meeting of shareholders of the Company was held on March 26, 2024. It was resolved, by way of special resolution passed by the holders of the Company’s issued and outstanding Class A ordinary shares, that each holder of Class B ordinary shares shall be entitled to exercise 100 votes for each Class B ordinary share they hold (the “Class B Variation”). The Company separately obtained a written consent from the shareholders holding not less than two-thirds of issued Class B ordinary to the Class B Variation. It was further resolved, as an ordinary resolution, that the authorized share capital of the Company be increased from US$60,000 divided into 4,400,000 Class A ordinary shares of par value US$0.01 each, 600,000 Class B ordinary shares of par value US$0.01 each and 1,000,000 Class C ordinary shares of par value US$0.01 each, to US$760,000 divided into 64,400,000 Class A ordinary shares of par value US$0.01 each, 10,600,000 Class B ordinary shares of par value US$0.01 each and 1,000,000 Class C ordinary shares of par value US$0.01 each.

The Company has evaluated subsequent events through the date the financial statements were available to be issued. Other than the above events, no other matters were identified affecting the accompanying financial statements or related disclosures.

17. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of its consolidated subsidiaries, the VIE, and the VIE’s subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

As of December 31, 2023, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	As of December 31,	As of June 30,
	2023	2023
ASSETS
Cash	$192,894	$1,095,007
Prepaid expenses and other current assets	2,425,174	4,179,826
Due from a related party	4,109,902	2,607,402
TOTAL CURRENT ASSETS	6,727,970	7,882,235
Intangible assets, net	-	-
Other non-current assets	4,831,483	5,062,966
Investments in subsidiaries, consolidated VIE and VIE’s subsidiaries	13,089,946	13,821,695
TOTAL ASSETS	24,649,399	26,766,896

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other Payable	$45,484	$31,600
Due to a related party	-	-
TOTAL CURRENT LIABILITIES	$45,484	$31,600
TOTAL LIABILITIES	45,484	31,600

SHAREHOLDERS’ EQUITY
Ordinary Shares (par value $0.01 per share; 4,400,000 Class A Ordinary Shares authorized as of December 31, 2023 and June 30, 2023; 1,862,733 and 1,828,692 Class A Ordinary Shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively; 600,000 Class B Ordinary Shares authorized, 576,308 Class B Ordinary Shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively; 1,000,000 Class C Ordinary Shares authorized, nil Class C Ordinary Shares issued and outstanding as of December 31, 2023 and June 30, 2023) *	24,390	24,050
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	40,173,920	40,174,260
Retained earnings	(14,167,950)	(11,802,701)
Accumulated other comprehensive (loss) income	(1,411,004)	(1,644,872)
TOTAL SHAREHOLDERS’ EQUITY	24,603,915	26,735,296
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,649,399	$26,766,896

*	Certain shares are presented on a retroactive basis to reflect the Share Consolidation (see Note 13).

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF COMPREHENSIVE LOSS

	For the Six Months Ended December 31,
	2023	2022

Selling expenses	$1,151,120	$36,000
General and administrative expenses	250,000	605,795
Financial expenses (income)	(1,488)	114,980
Loss from operation	(1,399,632)	(756,775)
Other loss:
Share of loss of subsidiaries, consolidated VIE, and VIE’s subsidiaries	(965,617)	(3,957,606)

Loss before income tax expense	(2,365,249)	(4,714,381)
Income tax expense	-	-
Net loss	$(2,365,249)	$(4,714,381)
Other Comprehensive loss
Foreign currency translation (loss) income	233,868	(893,208)
Total comprehensive loss	$(2,131,381)	$(5,607,589)

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,365,249)	(4,714,381)
Depreciation and amortization	-	36,875
Equity loss (income) of subsidiaries	965,617	3,957,606
Changes in operating assets and liabilities
Other non-current assets	231,483	(4,448,342)
Other current assets	1,754,652	-
Due from subsidiaries and the VIE	(1,502,500)	-
Other payable	13,884	(70,000)
Due from a related party	-	(3,500,001)
Net cash used in operating activities	$(902,113)	(8,738,243)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	-	(105,000)
Net cash used in investing activities	-	(105,000)

Net decrease in cash	(902,113)	(8,843,243)
Cash at the beginning of the period	1,095,007	9,085,082
Cash at the end of the period	$192,894	241,839